September 22, 2025

Edward McGee
Chief Financial Officer
Grayscale Avalanche Trust (AVAX)
c/o Grayscale Investments Sponsors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

       Re: Grayscale Avalanche Trust (AVAX)
           Registration Statement on Form S-1
           Filed August 25, 2025
           File No. 333-289829
Dear Edward McGee:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Cover Page

2. Please include disclosure regarding creation of the initial basket(s) and name the party acting as statutory underwriter in that transaction. Please also disclose the price at which the shares are being offered as required by Item 501(b)(3) of Regulation S-K.
Risk Factors, page 22

3. Please tell us how you considered including a risk factor disclosing the risk that a malicious actor could compromise one or more subnets running on the Avalanche
 September 22, 2025
Page 2

       Network and any risks attendant to the separate security measures of such subnet(s), including any consequential impact upon the public's perception of the Avalanche
       Network's security level.
The trading prices of many digital assets, including AVAX, have experienced extreme volatility in recent periods, page 22

4. Please revise to provide quantitative price disclosure addressing the volatility of
       AVAX over the past several years. In this regard, we note you include a cross-
       reference in the second paragraph of this risk factor to your disclosure in the Business section that only addresses movements in the Index Price from August 20, 2024 to
       June 30, 2025.
Validators may suffer losses due to Staking..., page 28

5. You state here that the Sponsor expects that it will stake up to 85% of the Trust's
       AVAX at all times, and hold approximately 15% of the Trust's AVAX in the Liquidity Sleeve, but that such amounts will be dynamic and subject to adjustment.
       Please tell us, with a view towards revised disclosure, whether a current percentage of the Trust's AVAX being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.
Congestion or delay in the Avalanche Network may delay purchases or sales..., page 41

6. We note news reports that in February 2024, the Avalanche network experienced a temporary outage due to a software bug and stopped producing blocks for several hours. Please expand this risk factor to disclose this event.
A determination that AVAX or any other digital asset is a "security" may adversely affect the value of AVAX..., page 53

7. We note your disclosure regarding the process the Sponsor applies in determining whether AVAX is a security. Please revise to disclose that such policies and procedures are risk-based judgments made by the Sponsor and not a legal standard or determination binding on any regulatory body or court.
Business
Smart Contracts and Development on the Avalanche Network, page 84

8. We note your disclosure in this section regarding decentralized apps that are currently built on the Avalanche Network, including in the collectible non-fungible token, gaming and music streaming categories, among others. Please revise to quantify or otherwise describe the nature and level of activity for each of these identified use categories, and quantify the number of active developers on the Avalanche Network as of the most recent practicable date, to the extent known.
Forms of Attack Against the Avalanche Network, page 95

9. Please expand your disclosure in this section to discuss any flash loan attacks that the
       Avalanche Network has experienced in recent periods. Also, please make corresponding revisions to your risk factor disclosure, as appropriate.
 September 22, 2025
Page 3

Description of the Shares
Staking Arrangements and Provider-Facilitated Staking Model, page 126

10. Please revise to explain in greater detail the mechanics of the staking process, including how the staking duration on the Avalanche network is determined. In this regard, please clarify whether the Trust will specify such duration when delegating its validation rights to the Staking Provider, or otherwise. Disclose the expected staking duration, if known, and expand to discuss how such duration affects your liquidity policies and procedures. Also, please make corresponding revisions to your disclosure on page 28, as appropriate.
11.    At pages 28     29, you disclose the Sponsor's expectation that it will
stake up to 85%
       of the Trust's AVAX at all times and hold approximately 15% of the Trust's AVAX in the Liquidity Sleeve, which it believes will be sufficient to satisfy existing and reasonably foreseen potential redemption requests. Please revise your disclosure here to briefly explain how you intend to redeem shares if the Liquidity Sleeve is insufficient by describing in greater detail the short-term financing arrangements with the Custodian and/or any Liquidity Providers to provide AVAX for satisfying
       redemption requests, as referenced at pages 28     29. To the extent
these liquidity risk
       policies and procedures are intended to be consistent with the exchange's generic listing standards, please confirm and revise your disclosure accordingly.
12. We note your disclosure in the first full paragraph on page 127 that "[t]he Sponsor expects to implement a Staking Policy with respect to the Trust, which describes the frequency of, and conditions under which the Trust will make such distributions, if any, to the Trust's beneficiaries." Please revise to disclose when you intend to establish the Staking Policy and how you will inform investors of the Staking Policy.
13. In the penultimate paragraph on page 127, you state that both the Custodian and the
       Staking Provider may be entitled to receive a portion of the staking rewards, and the total fee for both parties is expected to range between approximately 5% and 10% of the gross staking rewards earned. Please revise to clarify whether those fees are payable out of the Staking Consideration earned by the Trust, the Sponsor's Staking
       Portion or otherwise.
Notes to Financial Statements
Note 5. Income Taxes, page F-22

14. In the third paragraph of this footnote, you disclose that "[t]ax positions not deemed to meet the 'more-likely-than-not' threshold are recorded as a tax benefit or expense in the current period." As tax benefits related to uncertain tax positions taken or to be taken are recorded only when the more-likely-than-not threshold is met as stipulated in ASC 740-10-25-6 and 25-8, please clarify your accounting for us. Revise your disclosure here, and in the interim financial statements on page F-9, accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 22, 2025
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters.
Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Daniel P. Gibbons